SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                CHILDROBICS, INC.\
                                -----------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    168814101
                                 --------------
                                 (CUSIP Number)



                              Josef B. Volman, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500

                     ---------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 30, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

                                Page 1 of 6 pages


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                                  SCHEDULE 13D

CUSIP NO. 168814101
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Gerard A. Reda             ###-##-####
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         00 (See Item 3)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
                           4,250,000 (See Item 5)
NUMBER OF         --------------------------------------------------------------
 SHARES
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED                    None
 BY EACH
REPORTING
 PERSON           --------------------------------------------------------------
  WITH            9        SOLE DISPOSITIVE POWER
                           4,250,000 (See Item 5)

                  --------------------------------------------------------------

                  10       SHARED DISPOSITIVE POWER
                           None
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,250,000 (See Item 5)

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.0 %
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         IN
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Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, par value $.01 per share, of Childrobics, Inc. (the "Common Stock"), a New York corporation (the "Issuer"). The principal executive office of the Issuer is located at 200 Smith Street, Farmingdale, New York 11735.

Item 2.  Identity and Background.

     The Reporting Person is Gerard A. Reda. His business address is c/o Childrobics, Inc., 200 Smith Street, Farmingdale, New York 11735. The Reporting Person's principal occupation is serving as President of the Issuer.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On September 30, 1996, in connection with the merger of Just Kiddie Rides, Inc., a New York corporation, ("JKR") into Just Kiddie Acquisition Corp., a wholly-owned subsidiary of the Issuer ("Acquisition Corp."), the Reporting Person received 4,250,000 shares of Common Stock in exchange for his shares of common stock, without par value, of JKR ("JKR Common Stock") (as described in Item 4).

Item 4. Purposes of Transaction.

     Pursuant to an Agreement of Merger (the "Agreement of Merger"), JKR merged into Acquisition Corp. on September 30, 1996 (the "Merger"), and the Reporting Person who, prior to the Merger, was the owner of 85% of the outstanding shares of JKR Common Stock, received as consideration for the JKR Common Stock held by Mr. Reda pursuant to the Agreement of Merger (i) 4,250,000 shares of the Common Stock, which represents 41% of the outstanding shares of Common Stock outstanding as of September 30, 1996 (based on 5,355,000 shares of Common Stock outstanding as of September 30, 1996, plus 5,000,000 shares of Common Stock issued pursuant to the Agreement of Merger), (ii) a promissory note in the principal amount of $637,500, and (iii) a non-competition payment in the amount of $250,000, in exchange for his shares of JKR Common Stock.


                                Page 3 of 6 pages


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Item 5.  Interests in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 4,250,000 shares of Common Stock, representing approximately 41% of the outstanding shares of Common Stock.1

     (b) The Reporting Person has sole voting power over 4,250,000 shares of Common Stock.

     (c\) Except for the transaction on September 30, 1996 described in Item 4, the Reporting Person has not, in the past sixty days, engaged in any transaction involving shares of Common Stock.

     (d) N/A.

     (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Items 4 and 5, the Reporting Person has no agreements or understandings with any person or entity respecting the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     (a) Merger Agreement, dated September 30, 1996, among Just Kiddie Rides, Inc., Gerard A. Reda, Just Kiddie Acquisition Corp., and Childrobics, Inc.




--------
1 Based on 10,355,000 shares of Common Stock reported to be outstanding of September 30, 1996.


                                Page 4 of 6 pages


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 9, 1996                    /s/ Gerard A. Reda
                                           -------------------------------
                                           Gerard A. Reda


                                Page 5 of 6 pages


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                                  EXHIBIT INDEX


     1. Merger Agreement, dated September 30, 1996, among Just Kiddie Rides, Inc., Gerard A. Reda, Just Kiddie Acquisition Corp., and Childrobics, Inc.




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